5-82707

07048516

This Form CB contains 12 pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

APL ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

APL (Advanced Production & Loading) PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Knut Ruhaven Sæthre
APL ASA
Vikaveien 85
N-4816 Kolbjørnsvik
Norway
+47 4529 7000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Press release by APL (Advanced Production & Loading) PLC and APL ASA announcing the completion of the exchange offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 21, 2007.

(b) Not applicable

Item 2. Informational Legends

The attached exhibit contains appropriate informational legends.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by APL (Advanced Production & Loading) PLC. with the Commission on February 28, 2007.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.1*	Offer document dated February 26, 2007 and published on February 27, 2007, relating to the exchange offer by APL (Advanced Production & Loading) PLC for all issued and outstanding ordinary shares of APL ASA. The exchange offer period is from and including February 27, 2007, to and including March 7, 2007.
1.2*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on February 27, 2007.
1.3*	Exchange offer announcement and description disseminated through the Oslo Stock Exchange on February 27, 2007.
2.1**	Independent statement regarding the voluntary offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 5, 2007.
3.1***	Press release by APL (Advanced Production & Loading) PLC and APL ASA reminding APL ASA shareholders about the imminent expiry of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 7, 2007.
3.2***	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 7, 2007.
4.1****	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to a further extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 8, 2007.
5.1*****	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the extension till March 20, 2007 of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 12, 2007.
6.1§	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the expiration of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 20, 2007.
7.1	Press release by APL (Advanced Production & Loading) PLC and APL ASA announcing the completion of the exchange offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 21, 2007.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated February 28, 2007.
** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 6, 2007.
*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 8, 2007.
**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 9, 2007.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 13, 2007.

§ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 21, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APL (Advanced Production & Loading) PLC

By: ______________________

Name: Knut Rønaven Sæthre
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: MARCH 22, 2007

EXHIBIT 7.1

Press Release –Completion of the Exchange Offer

APL and APLC – EXCHANGE OFFER – COMPLETION OF EXCHANGE OFFER

Reference is made to the joint offer document and prospectus dated 26 February 2007 relating to the Exchange Offer to acquire all issued and outstanding shares in APL ASA ("APL ASA") submitted by APL (Advanced Production & Loading) PLC ("APL PLC"), and previous announcement issued in connection with the Exchange Offer.

The following conditions were set for completion of the Exchange Offer:

(i) That the number of APL ASA Shares that are validly tendered to APL PLC in respect of the Exchange Offer represents more than 90% of the issued share capital of APL ASA assuming the exercise of all rights to acquire shares;

(ii) That the APL PLC Shares have been conditionally approved for listing on Oslo Børs on terms and conditions which are satisfactory to APL PLC;

(iii) That the Bondholders Meeting pursuant to the terms of the Bond Loan Agreement has consented to repayment of the Bond Loan on terms that are satisfactory to APL PLC.

The Board of Oslo Børs did on 28 February 2007 approve the listing of the APL PLC Shares on the SMB list subject to fulfilment of the following conditions prior to the first day of trading of the APL PLC Shares:

1. That the company has the number of round-lot holders as set out in the Listing Rules item 2.4.2
2. That at least 25% of the APL PLC Shares are distributed among the public, ref. the Stock Exchange Regulations section 2-1
3. That the company enters into a listing agreement with Oslo Børs
4. That the company owns more than 90% of the APL ASA Shares

The APL PLC Board has assessed the conditions, and is of the opinion that the conditions are satisfactory to APL PLC and its shareholders. By that, all conditions for completion of the offer have been fulfilled and the APL PLC Board has accordingly resolved to complete the Exchange Offer.

Settlement under the Exchange Offer is expected to be completed on 26 March 2007. Delivery of the APL PLC Shares, by way of registration on the tendering APL ASA Shareholders VPS accounts, is expected to take place on 27 March 2007, and the first day of trading of the APL PLC Shares on Oslo Børs is expected to be 28 March 2007.

This announcement is issued in connection with the Exchange Offer to acquire all of the issued and outstanding APL ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 26 February 2007 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 20 March 2007
APL ASA
APL (Advanced Production & Loading) PLC

For further information, please contact:
Carl K. Arnet, CEO, APL ASA and APL PLC, +47 907 56 570
Knut R. Sæthre, CFO, APL ASA and APL PLC, +47 911 17 876

Or visit: www.apl.no

****

IMPORTANT INFORMATION

*The APL PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which APL ASA ordinary shares will be exchanged for APL PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL PLC and APL ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that APL PLC or its affiliates may purchase securities of APL ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

ATTACHMENT II(3)

Signed Power of Attorney

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To approve any necessary or appropriate amendments and supplements to the draft joint prospectus and offer document and the public announcement, provided that such amendment is not material.
2. To sign, seal and deliver or otherwise execute and enter into and register any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, such as the form CB and the form F-X.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To negotiate and agree in his sole absolute discretion the terms and conditions of and to sign, seal and deliver or otherwise execute and enter into and register (if required):
   - (i) Terms of engagement with Swedbank Markets and Fearnley Fonds ASA respectively as arrangers and underwriters for a bond issue by the Company.
   - (ii) The term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer;
   - (iii) Any required documents with respect to the issue of a MNOK 500 bond loan on, in all materiality, the terms and conditions as set out in the term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer.

   together the "Documents".
2. To nominate and appoint one or more substitutes under him and delegate to such substitute any or all of the powers aforesaid and the same at will to revoke.
3. To do any and all acts and things of whatsoever nature and description as the Attorney may in his sole absolute discretion consider appropriate, necessary or desirable in connection with the Documents.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

SS

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

END